UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011.

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 3, 2011 titled "Hydrogenics Reports First Quarter 2011 Results"
99.2	First Quarter 2011 Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	First Quarter 2011 Consolidated Financial Statements and Results of Operations
99.4	PowerPoint Presentation titled "First Quarter 2011 Results"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: June 3, 2011	By:	/s/ LAWRENCE E. DAVIS Name:Lawrence E. Davis Title: Chief Financial Officer